Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

		Twelve Months Ended December 31,
	Six Months Ended
	June 30, 2002	2001	2000	1999	1998	1997

Income (Loss) before income taxes, extraordinary item and cumulative effect of accounting changes	$22,361	$(26,883)	$70,597	$98,991	$185,350	$266,592
Amortization of capitalized interest	1,450	2,810	2,444	2,432	2,437	2,213
Interest expense	15,924	33,401	31,922	27,225	26,502	21,432
Interest portion of rental expense	749	2,585	3,254	3,401	3,260	3,267

Earnings	$40,484	$11,913	$108,217	$132,049	$217,549	$293,504

Interest	$16,107	$34,824	$33,276	$30,877	$31,265	$23,608
Interest portion of rental expense	749	2,111	3,254	3,401	3,260	3,267

Fixed Charges	$16,856	$36,935	$36,530	$34,278	$34,525	$26,875

Ratio of Earnings to Fixed Charges	2.40	(1)	2.96	3.85	6 .30	10.92

(1)	Earnings were inadequate to cover fixed charges for the twelve-month period ended December 31, 2001. The coverage deficiency totaled $25,022,000 for that period.